FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Harbor Funds Distributors, Inc.
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53339

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harbor Funds Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 S. Wacker Drive, 34th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jacob Kunkel	312-443-4465	jacob.kunkel@harborcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E. Randolph St., Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacob Kunkel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harbor Funds Distributors, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
MICHELLE A SMITH
Notary Public, State of Illinois
Commission No. 938147
My Commission Expires September 1, 2029

Michelle A. Smith

Signature: Jacob Kunkel

Title: Vice President, Treasurer and CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Harbor Funds Distributors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

I.   Computation of Net Capital Under Rule 15c3-1 13

II. Computation for Determination of Customer Reserve Requirements and PAB
     Account Reserve Requirements under Rule 15c3-3 14

III. Information Relating to Possession or Control Requirements under Rule 15c3-3 15



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Harbor Funds Distributors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor Funds Distributors, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2014.

Chicago, Illinois
February 13, 2026

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Harbor Funds Distributors, Inc.

Statement of Financial Condition

December 31, 2025

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Assets

Cash and cash equivalents	$	3,517,252
12b-1 fees receivable		320,786
Federal income tax receivable		10,000
State income tax receivable		22,883
Prepaid expenses		361,647
Deferred tax asset		6,000
Due from affiliates		2,252
Total assets	$	4,240,820

Liabilities and stockholder's equity

Liabilities:

Accrued 12b-1 fees	$	313,729
Other accrued liabilities		24,001
Total liabilities		337,730

Stockholder's equity:

Common stock, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	3,657,591
Retained earnings	245,489
Total stockholder's equity	3,903,090
Total liabilities and stockholder's equity	$ 4,240,820

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Operations

Year Ended December 31, 2025

Revenues		
12b-1 fees	$	3,847,693
Dividend income		168,118
Total revenues		4,015,811
Expenses		
12b-1 fees		3,756,295
Membership fees		436,523
Professional fees		133,651
Other		62,420
Total expenses		4,388,889
Loss before income tax benefit		(373,078)
Current tax benefit:		
Federal		83,000
State and local		13,000
Total current income tax benefit		96,000
Deferred income tax expense		(9,000)
Total net income tax benefit		87,000
Net loss	$	(286,078)

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2024	$ 10	$ 3,657,591	$ 531,567	$ 4,189,168
Net loss	–	–	(286,078)	(286,078)
Balance at December 31, 2025	$ 10	$ 3,657,591	$ 245,489	$ 3,903,090

See accompanying notes to financial statements.

Harbor Funds Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2025

Operating activities

Net loss	$	(286,078)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Deferred income taxes		9,000
Changes in operating assets and liabilities:		
12b-1 fees receivable		30,642
Federal income tax receivable		(10,000)
State income tax receivable		(7,044)
Prepaid expenses		(45,343)
Federal income tax payable		(4,000)
Due from affiliates		1,288
Other accrued liabilities		(36,000)
Accrued 12b-1 fees		(32,441)
Net cash used in operating activities		(379,976)
Net decrease in cash and cash equivalents		(379,976)
Cash and cash equivalents at beginning of year		3,897,228
Cash and cash equivalents at end of year	$	3,517,252

Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$	4,000

See accompanying notes to financial statements.

5

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2025

1. Description of Business

Harbor Funds Distributors, Inc. (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc. (Harbor Capital). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the principal distributor of Harbor Funds and Harbor Funds II, each a series of publicly offered U.S. mutual funds, where Harbor Capital serves as the investment adviser. The Company's business activities may also include (1) distributor for Harbor Capital sponsored collective investment trusts (CITs) and (2) distributor on a best efforts basis for Harbor Capital sponsored exchange traded funds (ETFs). The Company does not receive any revenue for services performed on behalf of CITs or ETFs.

Segment Information

As the Company has a single line of business, the chief operating decision maker (CODM) manages the business activities using information of the Company as a whole; therefore, the Company's operations constitute a single operating and reportable segment. The Company has identified its directors and other key officers as the CODM, who uses net income to evaluate the results of the business and considers excess net capital to make operational decisions while maintaining capital adequacy. The accounting policies used to measure the profit and loss of the segment are the same as the Company's described in the summary of significant accounting policies and the segment revenue and expenses are included in the statement of operations for the year ended December 31, 2025.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash consists of deposits with banks and considers investments in money market mutual funds to be cash equivalents. Money market mutual funds are carried at market value based on the reported net asset value per share of the respective fund. U.S. generally accepted accounting principles (U.S. GAAP) require the Company to disclose the level of its investments (i.e. Level 1, 2, or 3) based on the observability of inputs into the valuation. As of December 31, 2025, cash and cash equivalents included $3,491,354 of investments held in money market mutual funds, which are considered Level 1.

2. Significant Accounting Policies (continued)

Revenue Recognition and Related Expenses

12b-1 fee revenue is earned from the Administrative and Investor share classes of the Harbor Funds to cover allowable distribution, marketing, recordkeeping and shareholder servicing expenses. The Company has one performance obligation, as distribution, marketing, recordkeeping and shareholder serving expenses are not separately identifiable in the Company's distribution agreement and, therefore, not distinct. The performance obligation is satisfied when a shareholder makes an investment into the Administrative or Investor share classes of the Harbor Funds. The 12b-1 fees are variable as they are calculated using average daily net assets of the Harbor Funds in periods after the initial investment. Due to this constraint, the Company recognizes 12b-1 fees when the net asset values of the Harbor Funds are known and are recognized over time. Consequently, 12b-1 fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods.

The fee is 25 basis points on average daily net assets in the Administrative and Investor share classes of Harbor Funds, where applicable.

Substantially all of the 12b-1 fees earned from Harbor Funds are paid to third-party broker-dealers who provide distribution, shareholder servicing, and/or sub-accounting and record-keeping services to Harbor Funds' shareholders. Payments to third-party broker-dealers are subject to contractual rates agreed to by the Company and the third-party broker-dealers. Such expenses are recognized when incurred. The Company presents its 12b-1 fees on a gross basis in the statement of operations as it is deemed to be the principal in such transactions.

No 12b-1 fee revenue is earned from the Harbor Funds II.

Dividend income on money market mutual fund investments is recorded when earned.

Income Taxes

The consolidated results of Harbor Capital, including those of the Company, are included in the consolidated federal income tax return of OCE U.S. Holding, Inc. (OCE USHI), the parent of Harbor Capital, along with certain other direct subsidiaries of OCE USHI. Harbor Capital and OCE USHI have entered into a tax-sharing agreement whereby Harbor Capital recognizes tax expense based on the contribution of Harbor Capital to the consolidated taxable income or loss of OCE USHI. Amounts accrued are remitted to OCE USHI periodically.

2. Significant Accounting Policies (continued)

For financial reporting purposes, the Company calculates its income tax provision or benefit on a stand-alone basis consistent with the terms of the tax-sharing agreement.

State income tax returns are filed by the Company on a stand-alone basis or on a unitary basis with Harbor Capital depending upon the rules in each state a return is filed.

Deferred income taxes are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

New Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional disclosure on income taxes paid. The Company adopted ASU 2023-09 on January 1, 2025. The adoption of this standard impacted the Company's income tax disclosures only and did not have an impact on the Company's financial position, results of operations, or cash flows. Please see footnote 5. Income Taxes for additional information.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disclosure, in the notes to the financial statements, specified information and further disaggregation about certain costs and expenses. ASU 2024-03 is effective for the Company's annual reporting periods beginning after December 15, 2026. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company does not expect the adoption of ASU 2024-03 to have a material effect on its financial statements.

Harbor Funds Distributors, Inc.

Notes to Financial Statements

December 31, 2025

3. Related Parties

During the year, the Company earned 12b-1 fees of $3,847,693 from Harbor Funds, of which $320,786 is receivable as of December 31, 2025.

The Company has been party to an expense-sharing agreement with Harbor Capital since 2004. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Operating expenses of the Company (postage, telephone, photocopy, salaries of Harbor Capital employees who perform work for the Company, etc.) are paid by Harbor Capital. Harbor Capital is liable for all such expense amounts paid for by Harbor Capital, and such expenses will not be apportioned back to the Company at any time. Such expenses are not reflected in the accompanying financial statements.

The Company's due from affiliates balance of $2,252 as of December 31, 2025 is primarily related to amounts due from Harbor Capital as a result of intercompany transactions.

The Company made federal tax payments of $4,000 to OCE USHI during the year. The Company recorded a current federal income tax receivable from OCE USHI of $10,000 as of December 31, 2025, under the terms of its tax-sharing agreement. Additionally, state income tax receivable is due from Harbor Capital as Harbor Capital pays many states directly on a consolidated basis.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1 ("the Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregated indebtedness, and requires that the ratio of aggregated indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's minimum required net capital was $25,000, resulting in the Company having excess net capital of $3,084,695 under the Rule. At December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.1 to 1.

During the year ended December 31, 2025, the activities of the Company were limited to those prescribed in subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, which provides an exemption from such Rule.

5. Income Taxes

Income (Loss) Before Income Taxes

The Company's net loss from operations before income taxes, all of which was generated in the United States, was $373,078 for the year ended December 31, 2025.

The Company recognizes interest and penalties, if any, related to uncertain tax positions within the statement of operations. Tax years 2022 through 2024 remain subject to examination by various state, local and federal tax authorities in the U.S.

Income Tax Expense (Benefit)

The components of income tax benefit from continuing operations for the year ended December 31, 2025 were as follows:

Current:	
Federal benefit	$83,000
State and local benefit	13,000
Deferred:	
Federal and state (provision)	(9,000)
Total income tax benefit	**$87,000**

5. Income Taxes (continued)

Effective Tax Rate Reconciliation

The following table reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2025:

	Amount	Rate
Pretax loss	$373,078	
U.S. federal statutory rate (21%)	78,346	21.0%
State and local income tax benefit, net of federal impact	10,270	2.8
Other reconciling items	(1,616)	(0.5)
Income tax benefit	**$87,000**	**23.3%**

Other reconciling items primarily reflect deferred income tax benefits recognized during the period.

Income Taxes Paid

Income taxes paid, net of refunds, were $4,000 for the year ended December 31, 2025, all of which related to federal income taxes.

The Company did not pay any state or foreign income taxes during the period, and no individual state jurisdiction accounted for 5% or more of total income taxes paid for the year ended December 31, 2025.

Deferred Income Taxes

The deferred income tax expense recognized during the year ended December 31, 2025 primarily relates to temporary differences arising in the ordinary course of business.

The deferred tax asset of $6,000 relates to accrued professional fees.

6. Commitments and Contingencies

The Company is not aware of any unasserted claims or assessments that would have a material adverse effect the Company's financial position and the result of operations.

In the normal course of operations the Company enters into contracts that provide general indemnities to other parties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The risk of material loss as a result of such indemnification claims is considered remote.

7. Subsequent Events

The Company determined no subsequent events or transactions have occurred through February 13, 2026, the date the financial statements were issued, that would have materially affected the financial statements or disclosures as of December 31, 2025.

Supplemental Information

Harbor Funds Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2025

NET CAPITAL:
Total stockholder's equity $ 3,903,090

Less non-allowable assets:
12b-1 fees receivable	$	320,786
Federal income tax receivable		10,000
State income tax receivable		22,883
Prepaid expenses		361,647
Due from affiliates		2,252
Deferred tax asset		6,000

Total non-allowable assets 723,568
Net capital before haircuts on securities 3,179,522

Less haircuts on securities (2% of money market funds) 69,827
NET CAPITAL 3,109,695

MINIMUM NET CAPITAL REQUIRED
(Greater of 6-2/3% of Aggregate Indebtedness or $25,000) 25,000
EXCESS NET CAPITAL $ 3,084,695

AGGREGATE INDEBTEDNESS:
Total liabilities from statement of financial condition $ 337,730
Total aggregate indebtedness $ 337,730

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL 10.86%

There are no material differences between the amounts presented above and the amounts
in the Company's corresponding unaudited Part IIA of Form X-17a-5 as of
December 31, 2025, filed on January 19, 2026.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Computation for Determination of Customer Reserve
Requirements and PAB Account Reserve Requirements
under Rule 15c3-3

The activities of the Company were limited to those prescribed in subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.

Harbor Funds Distributors, Inc.

Information Relating to Possession or Control
Requirements under Rule 15c3-3

The activities of the Company were limited to those prescribed in subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, which provides exemption from such Rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Harbor Funds Distributors, Inc.:

We have reviewed management's statements, included in the accompanying Harbor Funds Distributors, Inc. Exemption Report (the Exemption Report), in which (1) Harbor Funds Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year from January 1, 2025 to December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 13, 2026

Harbor Funds Distributors, Inc.
Exemption Report

Harbor Funds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year from January 1, 2025 to December 31, 2025 without exception.

Harbor Funds Distributors, Inc.

I, Jacob J. Kunkel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Vice President, Treasurer and Chief Financial Officer

February 13, 2026



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Harbor Funds Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Harbor Funds Distributors, Inc. (the Company) for the year ended December 31, 2025. The Company's management is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2025 as noted on the accompanying Form SIPC-3. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of the Company and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, and noted a difference of $168,118. The difference relates to dividend income, which the Company has indicated is not revenue from the distribution of shares or registered open end investment companies or unit investments trusts; and

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 and in the related schedules and working papers, and noted no differences.

We were engaged by the Harbor Funds Distributors, Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review



engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 13, 2026

Harbor Funds Distributors, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2025

Amount ($)	Business activities through which revenue was earned
$3,847,693	Distribution of shares of registered open end investment companies or unit investment trusts
$3,847,693	**Total Revenues***

*Excludes Dividend Income for the year ended December 31, 2025